Form 45-103F4 Report of Exempt Distribution

Amended

Issuer information

1.

ALMADEN MINERALS LTD.

1103 – 750 WEST PENDER STREET

VANCOUVER, B.C.  V6C2T8

2.

The Issuer is a reporting issuer in the jurisdiction of British Columbia, Alberta and Ontario.

Details of distribution

3.

The date of Distribution was August 30, 2004

4.

For each security distributed:

(a)

152,250 Flow-Through Common Shares

(b)

150,000 flow-through common shares at a price of $2.25 per share, and 2,250 flow-through broker shares.

5.

See Schedule “A”.

6.

Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 7, below.

Each jurisdiction where Purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$2.25	$337,500.00
Total dollar value of distribution all jurisdictions (Canadian $)		$337,500.00

Commissions and finder’s fees

7.

Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Robert Kerr Suite 1100 – 250 Howe St. Vancouver, B.C. V6C 3S9	2,250 Shares $5,063.00 cash	MI 45-103 (5.1)	$2.25

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date:

October 21, 2004

ALMADEN MINERALS LTD.______________

Name of issuer or vendor (please print)

CFO________________________________

Position of person signing

“Dione Bitzer”_________________________

Signature